EXHIBIT 12.01

GLENBOROUGH REALTY TRUST INCORPORATED

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Dividends

For the five years ended December 31, 2005

(dollars in thousands)

	2001	2002		2003		2004		2005
EARNINGS (LOSS), AS DEFINED

Net Income (1)	$43,343	$21,274		$31,069		$28,222		$520
Gain on Sales of Real Estate Assets	(723)	(6,865)		(14,204)		(14,427)		(87,349)
Minority Interest	2,684	155		1,262		672		(1,058)
Interest Expense (2)	38,116	39,311		37,991		36,602		40,961

	$83,420	$53,875		$56,118		$51,069		(46,926)

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED

Interest Expense (2)	$38,116	$39,311		$37,991		$36,602		$40,961
Capitalized Interest	4,573	3,939		3,119		3,572		4,634

Fixed Charges	42,689	43,250		41,110		40,174		45,595
Preferred Dividends	19,564	19,564		19,422		15,345		7,843

Fixed Charges and Preferred Dividends	$62,253	$62,814		$60,532		$55,519		$53,438

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.95	1.25		1.37		1.27		— (6)

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)	1.34	—	(3)	—	(4)	—	(5)	— (6)

(1)	Includes depreciation and amortization expense as a deduction.
(2)	Includes interest expense from discontinued operations.
(3)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges and preferred dividends by $8,939.
(4)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred dividends by $4,414.
(5)	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges and preferred dividends by $4,450.
(6)	For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $92,521 and fixed charges and preferred dividends by $100,364.